May 15, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allergan, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 001-10269

Dear Mr. Rosenberg:

This letter responds to the comment letter (the “Comment Letter”) dated April 24, 2014 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) of Allergan, Inc. (the “Company”). For the convenience of the Staff, we have reproduced the Staff’s comments in bold type and have followed each comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments, page 63

1.	Please summarize for us your potential milestone and royalty payments related to your collaborations and explain why these potential payments are excluded from the Contractual Obligations and Commitments table. Refer to Item 303(a)(5) of Regulation S-X [sic].

The Company acknowledges the Staff’s comment requesting additional detail regarding potential future milestone and royalty payments. As of December 31, 2013, the Company respectfully advises the Staff that the Company had future minimum royalty commitments on approved products of approximately $14.0 million in aggregate from 2014 through 2020. Due to the immaterial impact of future minimum royalty commitments on liquidity and capital resources compared to other categories of obligations and commitments, the minimum royalty commitment amounts were included with other various contractual commitments under the heading “Purchase obligations” in the Company’s table of Contractual Obligations and Commitments. As of December 31, 2013, the Company had aggregate potential development and regulatory milestone payments of approximately $900 million and aggregate potential sales-based milestone payments of $1.2 billion associated with collaboration and license agreements. The Company has historically excluded potential future milestone and contingent royalty payments in excess of contractual minimum commitments from the table of Contractual Obligations and Commitments due to the contingent nature of these payments, the inherent uncertainty regarding whether these contingent obligations will ultimately be paid, and the inherent uncertainty in estimating the timing of any potential future payments.

U.S. Securities and Exchange Commission

May 15, 2014

The Company acknowledges that if it becomes contractually obligated to pay significant minimum royalty commitments in the future, the minimum royalty obligations will be shown as either a separate category or quantified in a footnote to the table of Contractual Obligations and Commitments.

While the Company believes that it is in compliance with the requirements of Item 303(a)(5) of Regulation S-K, it acknowledges that additional disclosure regarding potential future milestone and royalty payments would be useful information to investors. For this reason, the Company will include in future filings on Form 10-K information similar to the following to augment the Contractual Obligations and Commitments table disclosure:

Purchase obligations amounts in the table above include contractual minimum royalty commitments.

We are committed to potential future milestone payments that are contingent upon the successful achievement of certain substantive development, regulatory and sales-based milestone events, for which the specific likelihood and timing of achievement cannot be reasonably predicted. We are also committed to paying contingent royalties on future sales of certain products in excess of contractual minimum royalty commitments. Based on the contingent nature and inherent uncertainty of potential future milestone events and potential royalty payments in excess of contractual minimum royalty commitments, we have not included an estimate of these payments in the table of Contractual Obligations and Commitments.

Notes to the Consolidated Financial Statements

Note 3: Discontinued Operations, page F-17

2.	Please tell us the date in 2012 that you performed your annual impairment testing on your intangible assets, net related to your Obesity Intervention business that had a carrying value of $369 million as of December 31, 2012, and provide us an analysis demonstrating that these assets were recoverable at the testing date. In your response, address your consideration of the negative trend in Obesity intervention product net sales over the past several years.

The Company performed its impairment testing on its intangible assets, net related to its Obesity Intervention business as of September 30, 2012, in accordance with Accounting Standards Codification (“ASC”) section 350-30-35, General Intangibles Other Than Goodwill—Subsequent Measurement and ASC 360-10-35, Property, Plant and Equipment—Subsequent Measurement. The carrying value of the intangible assets on that date was approximately $379 million.

After evaluating the qualitative factors discussed in ASC 360-10-35-21, When to Test a Long-Lived Asset for Recoverability, as of September 30, 2012, the Company determined based on recent negative sales trends and a recently updated business strategy affecting the Obesity Intervention business that the Company should perform an estimate of future cash flows as of September 30, 2012 in order to test the recoverability of the intangible long-lived assets related to its Obesity Intervention business. Accordingly, the Company estimated the future cash flows by modeling the expected undiscounted cash flows to be generated from the Obesity Intervention business from the last three months of 2012 through the end of the first quarter of 2022 (i.e., the end of the amortizable life of the Obesity Intervention assets). The net sales used in that model showed a continuing modest decline in sales from the fourth quarter of 2012 to 2016 followed by a slow increase in net sales from 2017 to 2021 and the first three months in 2022. Fourth quarter sales in 2012 and annual sales in 2013 to 2016 were populated from the Company’s

U.S. Securities and Exchange Commission

May 15, 2014

latest full year 2012 forecast and most recent five-year strategic plan, which were prepared in September 2012. The Company then used its corresponding estimates of cost of sales, excluding amortization of intangible assets, promotion, selling and marketing expenses, general and administrative expenses (including miscellaneous operating expenses) and research and development expenses based on the same 2012 forecast and most recent five-year strategic plan. For years 2017 to 2021 and the first three months of 2022, the Company prepared additional estimates using what management believed were reasonable commercial assumptions.

The result of this analysis indicated that the undiscounted cash flows from the Obesity Intervention business were approximately $553 million for the modeled period of time, which represented an approximate $174 million excess of undiscounted cash flows over the carrying value of the intangible assets of $379 million. In addition to the base analysis described above, the Company also performed a sensitivity analysis by reducing the net sales estimates used in the base analysis by five percent (5%) for all years 2013 to 2021 and the three months in 2022, while holding all expenses at the same absolute dollar amounts as the base analysis. The result of this sensitivity analysis yielded an excess of undiscounted cash flows over the carrying value of the intangible assets of approximately $103 million.

The Company respectfully advises the Staff that sales of the Company’s Obesity Intervention products produced a relatively high gross margin percentage in excess of 80%, which enables the underlying operating income margins and related cash flows on a stand-alone basis to be significant. These gross margin percentages did not change significantly over the past several years, and the gross margin percentages used in the undiscounted cash flow analysis noted above are consistent with prior years’ actual amounts with some small downward adjustments. The Company’s management believes the forecasted sales, gross margins and all other operating expenses used in the modeling of the estimated future cash flows were based on reasonable assumptions as of September 30, 2012 in light of forecasted future market conditions, including the assumption of a continuing recovery from the impact of the recent recession, expected growth in general health care spending and the Company’s very strong market share for gastric banding products in the United States, which was in excess of 90%, per the Bariatric Surgeon Tracker from Guidepoint Global, LLC.

As of December 31, 2012, the Company was not aware of any significant indicators of impairment that existed for the intangible long-lived assets related to the Company’s Obesity Intervention business.

*    *    *    *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

May 15, 2014

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (714) 246-4500. Written correspondence to the Company may be directed to my attention at 2525 Dupont Drive, Irvine, California 92612, fax no. (714) 246-4774.

Sincerely,

Allergan, Inc.

/s/ James F. Barlow
James F. Barlow
Senior Vice President,
Corporate Controller

cc:	Jeffrey L. Edwards, Allergan, Inc.
Arnold A. Pinkston, Allergan, Inc.
Matthew J. Maletta, Allergan, Inc.
Scott Akamine, Allergan, Inc.
Michael A. Treska, Latham & Watkins LLP
David Copley, Ernst & Young LLP